[redacted]

AB 3/21

UN
SECURITIESANE 08030464
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

[redacted]

SEC FILE NUMBER
8-35658

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dowling + Partners Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

190 Farmington Avenue
(No. and Street)

Farmington, CT 06032
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Vincent J. Dowling Jr 860-676-8600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 2 4 2008
THOMSON
FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

185 Asylum Street, Suite 2400, Hartford CT 06103
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC
Mail Processing
Section
FEB 2 8 2008
Washington, DC
102

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/21

OATH OR AFFIRMATION

I, Vincent J. Dowling Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dowling & Partners Securities, LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BARBARA C. HOWARD
NOTARY PUBLIC
MY COMMISSION EXPIRES APR. 30, 2010

Signature

Manager
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Dowling & Partners Securities, LLC

Statement of Financial Condition
December 31, 2007 and 2006

SEC
Mail Processing
Section

FEB 2 8 2008

Washington, DC
102

Dowling & Partners Securities, LLC
Index to Statement of Financial Condition
December 31, 2007 and 2006

PricewaterhouseCoopers LLP
185 Asylum Street, Suite 2400
Hartford, CT 06103-3404
Telephone (860) 241 7000
Facsimile (860) 241 7590

Report of Independent Auditors

Audit Committee
Dowling & Partners Securities, LLC

In our opinion, the accompanying statements of financial condition presents fairly, in all material respects, the financial position of Dowling & Partners Securities, LLC (the "Company") at December 31, 2007 and 2006, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audits. We conducted our audits of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether this financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 15, 2008

Dowling & Partners Securities, LLC
Statement of Financial Condition
December 31, 2007 and 2006

	2007	2006
Assets		
Cash and cash equivalents	$ 17,449,385	$ 18,996,155
Deposits with clearing organization	250,000	250,000
Commissions receivable	120,168	543,922
Syndicate designation receivable	-	3,205,960
Securities owned, at fair value (Note 2)	4,944,485	4,901,588
Fixed assets (Note 3)	87,942	126,682
Other assets	373,452	284,010
Total	$ 23,225,432	$ 28,308,317
Liabilities and Capital		
Liabilities		
Incentive compensation payable	$ 5,495,794	$ 5,736,942
Accounts payable and accrued expenses	577,571	561,897
Distribution payable to Parent Company	3,932,903	6,009,478
Securities sold, not yet purchased	219,164	-
Total liabilities	10,225,432	12,308,317
Member equity	13,000,000	16,000,000
Total	$ 23,225,432	$ 28,308,317

The accompanying notes are an integral part of these financial statements.

1. Summary of Significant Accounting Policies

Business

Dowling & Partners Securities, LLC (the "Company") is a registered broker-dealer located in Farmington, Connecticut that is a wholly-owned subsidiary of Dowling & Partners Holdings, LLC (the "Parent Company"). Dowling & Partners Securities initiates securities transactions for a variety of institutional clients on a fully disclosed basis. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA), formerly the NASD, and the Securities Investors Protection Corporation (SIPC). The Company does not receive customer funds or securities during the course of its operations and is exempt from the calculation of a reserve requirement pursuant to Rule 15c3-3 subparagraph (k)(2)(ii) under the Securities Exchange Act of 1934.

Cash and Cash Equivalents

Cash and cash equivalents consist of amounts due from banks and cash on hand with the Company's clearing broker.

Fixed Assets

Fixed assets are valued at cost, less accumulated depreciation. Depreciation is provided as allowed for tax purposes. The differences between depreciation as allowed for tax purposes methods and those using estimated useful lives under accounting principles generally accepted in the United States of America is not material.

Securities

Securities owned and securities sold, but not yet purchased, are recorded on trade date and marked to market at the end of the month and consist primarily of corporate stocks which are classified as trading securities and reported at fair value. The resulting difference between cost and fair value is reported in earnings. Fair values are based upon quoted market prices.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the dates of the statements of financial condition. Actual results could differ from those estimates.

Income Taxes

The Company made an election to be taxed as a Partnership for income tax purposes. This election provides for net income or loss of the Company to be reported on the personal income tax returns of the members. As a result, the Company pays no income tax on its income and receives no income tax benefit from its losses.

2. Securities Owned

Securities consist of the following as of December 31:

	2007	2006
Marketable equities securities	$ 4,548,247	$ 4,196,632
Mutual funds	105,971	310,350
Treasury bonds	254,507	394,606
Options	35,760	-
	$ 4,944,485	$ 4,901,588

3. Fixed Assets

Fixed assets consist of the following at December 31:

	2007	2006
Equipment	$ 822,920	$ 792,489
Furniture and fixtures	459,056	453,590
Leasehold improvements	28,056	17,390
	1,310,032	1,263,469
Accumulated depreciation	(1,222,090)	(1,136,787)
Total	$ 87,942	$ 126,682

4. Concentration of Credit Risk and Off-Balance-Sheet Credit Risk

The Company maintains cash and cash equivalent balances at financial institutions in excess of federally insured limits. At December 31, 2007 and 2006, uninsured cash and cash equivalent balances aggregated $17,349,385 and $18,896,155, respectively.

The Company, as part of its normal brokerage activities, assumes short positions in securities sold, but not yet purchased. The establishment of short positions exposes the Company to off-balance-sheet risk in the event the securities prices increase, as the Company may be obligated to acquire the securities at prevailing market prices.

Pursuant to its agreement with a carrying broker, the Company would be financially responsible to compensate the carrying broker for losses suffered as a result of doing business with the Company's customers. Such potential losses represent off-balance-sheet risk to the Company. The Company has a policy of reviewing, as considered necessary, the credit standing of each customer with whom they conduct business. The Company maintains a required deposit of at least $250,000 held with the carrying broker. As the right to charge the Company has no maximum amount and applies to all trades executed through the carrying broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2007, the Company has recorded no liabilities with regard to the right.

5. Net Capital

The Company, as a registered broker-dealer in securities, is subject to the Uniform Net Capital Rule (the "Rule") under the Securities Exchange Act of 1934. Under the Company's current operations, such Rule prohibits the Company from engaging in any securities transactions unless minimum net capital of the greater of 6-2/3% of aggregate indebtedness or $100,000 is maintained. Additionally, the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Rule also requires that equity capital may not be withdrawn or cash dividends paid if net capital is less than 120% of the Company's minimum net capital requirement or its ratio of aggregate indebtedness to net capital.

At December 31, 2007, the Company had net capital of $11,884,967 and a minimum net capital requirement of $644,007. The ratio of aggregate indebtedness to net capital was .81 to 1 at December 31, 2007.

6. Related Party Transactions

The Company currently leases office space from an entity owned by certain of the Company's members. Rent expense for this lease amounted to $208,734 and $276,324 during 2007 and 2006, respectively.

7. Commitments

Lease Commitments
The Company leases certain of its offices under operating leases which contain renewal options for periods up to five years at the then fair market rents. Rent expense under these leases was approximately $328,363 and $462,488 for the years ended December 31, 2007 and 2006, respectively.

As of December 31, 2007, future minimum lease payments under noncancellable leases were:

Year	Amount
2008	$ 303,051
2009	275,922
2010	214,062
2011	53,779
	$ 846,814

Dowling & Partners Securities, LLC
Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934
December 31, 2007 and 2006

Net capital	
Capital	$ 13,000,000
Discretionary liability	346,160
Total capital and allowable credits	13,346,160
Less nonallowable assets	
Fixed assets	87,943
Other assets	349,140
Net capital before haircuts	12,909,077
Haircuts on securities including undue concentration	1,024,112
Net capital	11,884,965
Less net capital requirement (greater of $644,008 (6-1/3% of aggregate indebtedness) or $115,000)	644,008
Net capital in excess of requirements	$ 11,240,957
Computation of Aggregate Indebtedness Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934 as of December 31, 2007	
Total liabilities	10,225,432
Exclusions from aggregate indebtedness	
Discretionary liability	346,160
Securities sold, but not yet purchased	219,164
Aggregate indebtedness	$ 9,660,108
Ratio of aggregate indebtedness to net capital	81.00%

END